LOS ANGELES
MIAMI
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.

BERLIN
BRATISLAVA
BRUSSELS
BUDAPEST
DRESDEN
DÜSSELDORF
FRANKFURT
HAMBURG
HELSINKI
ISTANBUL
LONDON
MILAN
MOSCOW
PARIS
PRAGUE
ROME
STOCKHOLM
WARSAW

WHITE & CASE
LIMITED LIABILITY PARTNERSHIP

1155 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-2787

TELEPHONE: (1-212) 819-8200
FACSIMILE: (1-212) 354-8113

DIRECT DIAL: 212-819-8631
E-MAIL: vpupello@whitecase.com

ALMATY
ANKARA
BANGKOK
BOMBAY/MUMBAI
HO CHI MINH CITY
HONG KONG
JAKARTA
SHANGHAI
SINGAPORE
TOKYO

JEDDAH
RIYADH

MEXICO CITY
SÃO PAULO

JOHANNESBURG

May 23, 2004

04030437

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

Re: Grupo Industrial Saltillo, S.A. de C.V.
Commission File No. 82-5019

SUPPL

Ladies and Gentlemen:

On behalf of our client, Grupo Industrial Saltillo, S.A. de C.V. (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, a press release of the Company, dated April 30, 2004, announcing the Company's financial results for the first quarter of 2004.

Please contact Howard Kleinman at (212) 819-8656 or Vanessa Pupello at (212) 819-8631 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

Vanessa Pupello /RJD

Vanessa Pupello

PROCESSED
MAY 27 2004
THOMSON FINANCIAL

VP

Enclosure

5/27

GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo Reports First Quarter 2004 Results

Saltillo, Mexico, April 30, 2004 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2004[1].

First Quarter 2004 Financial Highlights[1]

- Consolidated revenues were Ps.1,890, a 6% year-over-year increase, but a 5% decline quarter-over-quarter. In dollar terms, revenues increased 9% year-over-year to US$171 million.
- Operating income declined 18% year-over-year to Ps.131 million, and 56% on a sequential basis. Operating margin was 7%, compared with 9% for 1Q03 and 15% for 4Q03. In dollar terms, operating income was US$12 million, a 16% year-over-year decline.
- Consolidated EBITDA declined 5% year-over-year to Ps.293 million and 36% on a sequential basis. EBITDA margin declined to 15% from 17%. In dollar terms, EBITDA was US$27 million, a 2% year-over-year decrease.
- Net majority income was Ps.90 million (US$8 million), or a gain per ordinary share of Ps.0.31 (US$0.17 per ADS). This compares with a net majority gain of Ps.33 million (US$3 million) for 1Q03, or a gain per ordinary share of Ps. 0.12 (US$0.06 per ADS).

First Quarter 2004 Earnings Conference Call

Date:	Monday, May 3, 2004
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(706) 634-1333 (International); (800) 344-1005 (from US and Canada)
Passcode:	7110404
Tape Playback:	Starting Monday, May 3, 2004, at 12:00 PM US EST (11:00 AM Mexico time), ending at midnight EST on Friday, May 7, 2004. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 7110404.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2004. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FIRST QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 1Q04 increase 6% year-over-year to Ps.1,890 million. Sales increased 23% at Metal and Automotive, and declined 4% at Building Materials and 1% at Housewares during the period. On a sequential basis, revenues decreased 5% as a result of declines of 19% and 1% at Building Materials and Housewares, which offset the 15% improvement at Metal and Automotive.

Revenue growth at Metal and Automotive reflected year-over-year increases in US$ terms of 76% year-over-year increase at the Aluminum business following the ramping up of operations of the new EV6 project, and 27% at the Diesel Iron Engine Blocks and Heads business mainly due to increased sales to Caterpillar. Sales were also driven by the ramping up of operations of the new auto parts ductile iron foundry, which began formal production last January and posted a 48% year-over-year revenue increase.

These improvements, more than offset the expected 6% decline in revenues at the Gasoline Iron Engine Blocks and Heads business related to lower forecasted demand, principally from the Big Three. Sales from this business have started to recover driven mainly through increased sales to Chrysler.

The year-over-year decline in Building Materials revenues reflects a 12% drop in revenues at the Bathroom Fixtures business as well as the divestiture of the paint applicator business in July, 2003, which offset the 9% revenue growth at Water Heaters.

For the full year, management expects revenues to improve principally from growth at the Aluminum and Diesel Iron Engine Blocks and Heads business, the ramping up of the new Ductile Iron auto parts foundry and new orders from Chrysler at the Gasoline Iron Engine Blocks and Heads business. Sales are also expected to increase driven by new orders from Toyota which are scheduled to begin during the fourth quarter of the year. Building Materials revenues are also expected to increase, benefiting from the consolidation of the new commercial strategy implemented at the Ceramic Tiles business, higher sales following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Revenues (Million Pesos)	1,890	1,994	1,785	6%	(5%)
Metal and Automotive	*766*	*668*	*624*	*23%*	*15%*
Building Materials	*860*	*1,058*	*893*	*(4%)*	*(19%)*
Housewares	*265*	*268*	*268*	*(1%)*	*(1%)*
Domestic Sales	958	1,130	999	(4%)	(15%)
Exports	933	864	785	19%	8%
Revenues (Million Dollars)	171	175	158	9%	(2%)
Metal and Automotive	*69*	*59*	*55*	*26%*	*19%*
Building Materials	*78*	*93*	*79*	*(1%)*	*(16%)*
Housewares	*24*	*23*	*24*	*2%*	*3%*
Volume					
Metal and Automotive				*17%*	*27%*
Building Materials				*4%*	*(16%)*
Housewares				*6%*	*4%*

Operating Income (EBIT)

Operating income for 1Q04 declined 18% year-over-year to Ps.131 million. Operating margin dropped to 7%, from 9% in 1Q03. This is explained mainly by:

- Volatility in commodity prices, principally iron scrap and steel prices, which principally impacted the automotive and water heaters businesses;
- A 3.5% increase in salaries of unionized employees;
- Cost overruns at the Diesel Iron Heads and Blocks business in connection with the start up of new contracts;
- The impact of the ramping up of the new Ductile Iron foundry which was operating at 25% capacity utilization during the quarter. Total capacity for this foundry is 50,000 tons;
- Low efficiency levels at the bathroom fixtures business; and
- The impact of the 4% depreciation of the Mexican Peso against the US dollar on cost of imported raw materials as well as on depreciation charges.

On a sequential basis, operating income declined 56%, while operating margin dropped to 7% from 15% in 4Q03. Quarter-over-quarter comparisons are affected by the strong seasonality at the Water Heaters and Ceramic Tiles businesses, given that the fourth quarter is the strongest one in the year.

EBITDA for 1Q04 declined 5% year-over-year to Ps.293 million and 36% quarter-over-quarter. EBITDA margin dropped to 15% from 17% in 1Q03 and 23% in 4Q03.

For the full year, management expects operating results to improve driven mainly by higher capacity utilization from new orders of gasoline and diesel iron heads and blocks, consolidation of both the EV6 aluminum project and the new auto parts foundry; increased sales of ceramics tiles and new value added water heaters. The Company also expects that the cost overruns at the Metal and Automotive business will be resolved during the next quarter.

Table 2: Operating Income and EBITDA

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	131	301	160	(18%)	(56%)
Margin	*7%*	*15%*	*9%*		
Million Dollars	12	26	14	(16%)	(55%)
EBITDA					
Million Pesos	293	457	308	(5%)	(36%)
Margin	*15%*	*23%*	*17%*		
Million Dollars	27	40	27	(2%)	(34%)

Comprehensive Financial Cost (CFC)

Comprehensive financial cost for the quarter was a gain of Ps.31 million, compared with a loss of Ps.96 million for the same period last year. This was mainly due to the

impact of the 0.3% appreciation of the peso against the U.S. Dollar for the quarter, which resulted in a non-cash foreign exchange rate gain of Ps.28 million.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since the fourth quarter of 2003. For this effect, in this quarter the Company recognized a non-cash gain of Ps.119 million in its shareholder's equity and a deferred liability of Ps.59 million.

In previous quarters, the difference between the market price and the swap contract price was recognized within the CFC as a financial gain or loss for the period as mandated by Bulletin C-2 issued in 2002.

On March 4, 2004 the Company executed some Cross Currency Swap Agreements to convert part of the peso denominated debt from the issuance of Certificados Bursátiles, to dollars. According to Bulletin C-10 the mark-to-market from these instruments has to be registered in the CFC (derivative financial instruments). The non-cash charge for the quarter was Ps7 million.

Table 3: Comprehensive Financial Cost

	1Q04	4Q03	1Q03
CFC	(31)	49	96
Financial Expenses	30	28	30
Financial Income	(21)	(12)	(27)
Foreign Exchange Fluctuation	(28)	65	84
Derivative Financial Instruments	7	3	21
Monetary Position Result	(19)	(34)	(13)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.90 million, or a net income margin of 5%, compared with Ps.33 million, or a net income margin of 2% for 1Q03. EPS for the quarter improved year-over-year to Ps.0.31 from Ps. 0.12 (US$0.17 per ADS against US$0.06, in the same order).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$24 million. Of these, US$17 million were invested at the new ceramic tiles plant in Chihuahua, US$1.3 million in a new project to supply 4 cylinder heads in aluminum to GM and US$6 in other investments required to finalize the new auto parts foundry and start another project to supply Toyota.

Local Debt Issuance

On March 4, 2004, the Company successfully completed the issuance of three tranches under its Medium Term Note Program (Certificados Bursatiles) in the Mexican market for a total of Ps.2,160 million.

This offering was part of a Ps.3,000 million Program filed with the Comision Nacional Bancaria de Valores in Mexico.

The three issuances were as follows:

The first tranche, for a total of Ps.822.5 million and a term of approximately three years, pays interest of 28-day TIIE days plus 70 basis points and was issued at a price of 99.134591.

The second tranche, for a total of Ps.830.0 million and a term of approximately seven years, pays interest equivalent to 182-day CETES plus 139 basis points and was issued at par value.

The third tranche, for a total of Ps.507.5 million and a term of approximately five years, pays a fixed interest rate of 9.10% per annum.

The three tranches received a local credit rating of "mxAA" by Standard & Poor's, S.A. and "AA(mex)" by Fitch México, S.A. de C.V.

GISSA used the proceeds of this offering to pre-pay in March and April a total of US$215 million dollars of long-term banking debt. After this transaction, the Company improved significantly its debt profile. On a pro-forma basis, considering that the total US$215 million would have been pre-paid as of March 31, 2004, debt to EBITDA would have improved to 1.97x, from 2.73x.

METAL AND AUTOMOTIVE

For 1Q04, Metal and Automotive revenues represented 41% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 increased year-over-year by 23% to Ps766 million driven by strong growth at the Aluminum and Diesel Iron Engine Blocks and Heads businesses, which more than offset the expected 6% decline in volumes at the Gasoline Iron Engine Blocks and Heads business.

Aluminum sales volumes increased 45% year over year driven by ongoing consolidation of GM's EV-6 project, as well as steady demand from existing GEN III castings. The 76% increase in revenues at this business reflected the larger proportion of value added engine blocks related to the GM EV6 project.

Diesel Iron Engine Blocks and Heads sales volumes increased by 38%, as a result of higher sales to Caterpillar US. Revenues also reflect a less favorable product mix.

As anticipated, sales volumes at the Gasoline Iron Blocks and Heads business declined 5%, related to the expected decline in volumes that took place last year. Sales volumes of smaller auto parts, as a result of the formal start up of the new ductile iron foundry, last January, increased by 59% year-over-year, with revenues in up 48% during the same period. Performance at this new foundry was above management's expectations.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to continue recovering during the year, driven by production of additional orders from Chrysler, production of new orders from Toyota towards the end of the

year and the ramping up of the new ductile iron foundry. Volumes from the other OEMs are expected to remain flat compared with 2003.

Management also expects revenues to be driven by the ramping up of the new ductile iron foundry, which is estimated to add annual revenues of around US$20 million for the full year. Customers mainly include Tier-1 and Tier-2 OEM suppliers.

At the Diesel Iron Engine Blocks and Head business, management expects a strong increase in volumes in 2004 driven by continued higher sales to Caterpillar and John Deere.

Volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year, driven by the consolidation of the EV6 project through increased exports mainly to the US, Canada and Australia.

Table 4: Sales - Metal and Automotive Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Sales (Million Pesos)	766	668	624	23%	15%
Sales (Million Dollars)	69	59	55	26%	19%
*Iron Engine B & H (Gasoline)**	*20*	*18*	*22*	*(6%)*	*14%*
*Aluminum B & H (Gasoline)**	*24*	*22*	*14*	*76%*	*12%*
*Iron Engine B & H (Diesel)**	*19*	*11*	*15*	*27%*	*71%*
*Iron Auto parts**	*5*	*4*	*3*	*48%*	*27%*
Volume					
Iron Engine B & H (Gasoline)				(5%)	6%
Aluminum B & H (Gasoline)				45%	25%
Iron Engine B & H (Diesel)				38%	66%
Iron Auto parts				59%	27%

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income and EBITDA declined to Ps.0 million from Ps.25 million in 1Q03 and Ps.40 million in 4Q03. Operating margin for the quarter was 0%, from 4% in 1Q03 and 6% in 4Q03. The decline in operating income is explained by:

- Volatility in commodity prices, principally iron scrap which rose by 50%;
- A 3.5% increase in salaries of unionized employees;
- Cost overruns at the Diesel Iron Heads and Blocks business in connection with the start up of the new contract with Caterpillar;
- Low fixed and semi-fixed cost absorption as the new auto parts foundry is beginning to ramp up; and
- Higher depreciation originated from the new auto parts foundry.

EBITDA for the quarter was Ps.85 million, a decline of 8% from Ps.92 million in 1Q03 and of 28% from Ps.117 million in 4Q03. EBITDA margin declined to 11% from 15% year-over-year.

For the full year, management believes operating income is likely to show a continued improvement driven by higher sales at the Aluminum and Diesel Iron Engine Blocks and Head businesses, as well as new Gasoline Engine Blocks and Heads orders and the ramping up of the auto parts plant which started formal production last January. Operating income is also expected to benefits from the ongoing reorganization and cost control program.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	0	40	25	N/A	N/A
Margin	*0%*	*6%*	*4%*		
Million Dollars	0	4	2	N/A	N/A
EBITDA					
Million Pesos	85	117	92	*(8%)*	(28%)
Margin	*11%*	*18%*	*15%*		
Million Dollars	8	10	8	*(5%)*	(25%)

BUILDING MATERIALS

For 1Q04, Building Materials revenues represented 45% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 were Ps.860 million, a 4% year-over-year decline. Excluding the divestiture of the paint application business in July 2003, sales would have remained flat.

Year-over-year, Ceramic Tiles sales declined 1% and Bathroom fixtures by 12%, while while Water Heaters sales increased by 9%. On a secquential basis, revenues fell by 19%, with declines in all three businesses.

Ceramic Tiles volumes, however, increased by 3% while sales declined by 1%. This was mainlty due to increased activity at the new low-end housing market in Mexico, which resulted in an unfavorable product mix. In addition, during 4Q03, the Company launched a new commercial strategy at the Ceramic Tiles business, which included an average price increase of 4.5%. Sales for the quarter also reflect the gradual consolidation of this new commercial strategy.

Sales volumes at the Water Heaters business increased 7% year-over-year, but declined 47% quarter-over-quarter. The year-over-year improvement in sales volumes reflects new product launches. While the launch of new higher-margin, value added products resulted in a higher average selling price for the quarter, this possitive effect was partially mitigated by higher proportional sales of lower-end products. The 41% quarter-over-quarter decline in revenues resulted from lower sales volumes in the month of March, following a 10% price increase to absorb higher raw material costs.

Bathroom fixtures revenues declined 12% year-over-year due to a combination of three factors: lower exports, the end of the life-cycle of one of the models, and an unfavorable product mix in the local market..

For the full year, management expects continued sales growth driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters. Sales are also expected to benefit from the new commercial strategy implemented at the Ceramic Tiles business.

Table 6: Sales - Building Materials Division

	1Q04	4Q03	1Q03	YoY % Chg	QoQ % Chg
Sales (Million Pesos)	860	1,058	893	(4%)	(19%)
*Ceramic Tiles**	*481*	*509*	*486*	*(1%)*	*(5%)*
*Water Heaters**	*196*	*334*	*181*	*9%*	*(41%)*
*Bathroom Fixtures**	*129*	*166*	*147*	*(12%)*	*(22%)*
Volume					
Ceramic Tiles				*3%*	*(4%)*
Water Heaters				7%	*(47%)*
Bathroom Fixtures				2%	*(13%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 83% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 1Q04 declined 11% to Ps.98 million. Operating margin dropped to 11%, from 12% for 1Q03. Quarter-over-quarter, operating income decreased 59%, with operating margin down from 22%.

The year-over-year decline in operating income resulted principally from:

- A 3.5% increase in salaries of unionized employees;
- A 60% year over year increase in steel prices, negatively impacting the Water Heaters business;
- Low efficiency levels at the bathroom fixtures business;
- Higher cost of imported raw materials resulting from the 4% depreciation of the Mexican Peso against the US dollar; and
- Depreciation related to the new Ceramic Tiles plants, which were affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar.

EBITDA for the quarter declined year-over-year by 7%, while EBITDA margin remained unchanged at 19%. On a sequential basis, EBITDA was down 46% and EBITDA margin dropped from 28%.

For the full year, management expects operating income to improve driven by increased sales, the reorganization and cost cutting program. Year-over-year comparisons should benefit from the fact that all ceramic tiles will be produced at the new, more efficient ceramic plants. In addition, sales are expected to benefit from the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new distributors, and higher ceramic tiles sales as a result of the new commercial strategy. These expectations take into consideration increased domestic demand, as well as

growth in exports. Operating income is also expected to benefit from quality improvement measures at Bathroom Fixtures.

Table 7: Operating Income and EBITDA - Building Materials Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	98	237	110	(11%)	(59%)
Margin	*11%*	*22%*	*12%*		
Million Dollars	9	21	10	(8%)	(57%)
EBITDA					
Million Pesos	161	297	173	(7%)	(46%)
Margin	*19%*	*28%*	*19%*		
Million Dollars	15	26	15	(4%)	(44%)

HOUSEWARES

For 1Q04, Housewares revenues represented 14% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 decreased year-over-year 1% to Ps.265 million reflecting a weak pricing environment. Average prices at the Kitchenware business declined 5% year-over-year.

For the full year, management expects sales to remain stable the Kitchenware business is expected to grow in line with the Mexican economy, while the Tableware business continues to partially outsource from China, thus reducing pricing pressures.

Table 8: Sales - Housewares Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Sales (Million Pesos)	265	268	268	(1%)	(1%)
*Kitchenware Products**	*194*	*182*	*192*	1%	7%
*Tableware Products**	*69*	*81*	*69*	(1%)	(15%)
Volume					
Kitchenware Products				8%	10%
Tableware Products				1%	(12%)

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 92% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 1Q04 increased year-over-year by 33% to Ps.34 million. Operating margin for the quarter was up to 13% from 9% in 1Q03. The year-over-year improvement in EBIT is a result of the overall reorganization and cost control

measures introduced at the beginning of 3Q03 as well as a favorable negotiation with the union at the Kitchenware business. In addition, the increase in sales volume for the quarter allowed the Company to better absorb its fixed and semi-fixed costs.

EBITDA for the quarter was Ps.47 million, a 9% year-over-year increase. EBITDA margin was up to 18% from 16% for 1Q03.

For the full year, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	34	25	25	33%	37%
Margin	*13%*	*9%*	*9%*		
Million Dollars	3	2	2	37%	41%
EBITDA					
Million Pesos	47	43	43	9%	10%
Margin	*18%*	*16%*	*16%*		
Million Dollars	4	4	4	12%	14%

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2004)

	As of March 31,	
	2004	**2003**
ASSETS		
Current		
Cash and temporary investments	1,812	1,331
Trade receivables, net	1,645	1,362
Other receivables	421	206
Inventories	811	668
Other assets	10	18
Property, Plant and Equipment	**6,090**	**5,744**
Other Assets	**807**	**841**
TOTAL ASSETS	**11,594**	**10,170**
LIABILITIES		
Current		
Short term debt	85	104
Current portion of long term debt	307	84
Suppliers	795	511
Other liabilities (Income tax, EPS, and others)	819	676
Long term		
Long term debt	3,051	2,691
Deferred taxes	761	468
Long term sundry creditors	231	276
Stockholders' Equity	**5,545**	**5,359**
Total Liabilities and Stockholders' Equity	**11,594**	**10,170**

Financial Structure

	First Quarter	
	2004	**2003**
Net Debt	1,631	1,548
Cash Position	1,812	1,331
EBITDA/Interest Expense[1]	11x	11x
Debt to EBITDA[2]	2.73	2.09

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2004)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2004	2003	% Change
Net Sales	**1,890**	**1,785**	**6%**
Metal Mechanical Division	766	624	23%
Building Materials Division	860	893	(4%)
Housewares Division	265	268	(1%)
Cost of Sales	1,508	1,377	10%
Operating expenses	251	248	1%
Operating income	**131**	**160**	**(18%)**
Metal Mechanical Division	0	25	NA
Building Materials Division	98	110	(11%)
Housewares Division	34	25	33%
EBITDA	**293**	**308**	**(5%)**
Metal Mechanical Division	85	92	(8%)
Building Materials Division	161	173	(7%)
Housewares Division	47	43	9%
Comprehensive Financial Cost	**(31)**	**96**	
Financial expenses	30	30	
Financial income	(21)	(27)	
Foreign exchange fluctuation	(28)	84	
Derivatives	7	21	
Monetary gains	(19)	(13)	
Other Expenses, Net	2	11	
Income Tax	51	18	
Employees' profit sharing	9	3	
Net Income	**102**	**32**	**221%**
Minority Interest	12	(1)	NA
Net Income of Majority Interest	**90**	**33**	**175%**
Net Income per Share	0.31	0.12	173%
Net Income per ADS	1.89	0.69	173%
Operating cash flow per share	1.03	1.08	(5%)
Operating cash flow per ADS	6.15	6.51	(5%)
# of Shares Outstanding	285,700	283,766	

MARGINS	Three Month Period Ended December 31	
	2003	2002
Operating Margin	**7%**	**9%**
Metal Mechanical Division	*0%*	*4%*
Building Materials Division	*11%*	*12%*
Housewares Division	*13%*	*9%*
EBITDA Margin	**15%**	**17%**
Metal Mechanical Division	*11%*	*15%*
Building Materials Division	*19%*	*19%*
Housewares Division	*18%*	*16%*
Net Income Margin	**5%**	**2%**

Grupo Industrial Saltillo Reports First Quarter 2004 Results

Saltillo, Mexico, April 30, 2004 -- Grupo Industrial Saltillo, S.A. de C.V. (BMV: GISSA, OTC: GISQY) (GISSA), a leading Mexican industrial company, today announced results for the three-month period ended March 31, 2004[1].

First Quarter 2004 Financial Highlights[1]

- Consolidated revenues were Ps.1,890, a 6% year-over-year increase, but a 5% decline quarter-over-quarter. In dollar terms, revenues increased 9% year-over-year to US$171 million.
- Operating income declined 18% year-over-year to Ps.131 million, and 56% on a sequential basis. Operating margin was 7%, compared with 9% for 1Q03 and 15% for 4Q03. In dollar terms, operating income was US$12 million, a 16% year-over-year decline.
- Consolidated EBITDA declined 5% year-over-year to Ps.293 million and 36% on a sequential basis. EBITDA margin declined to 15% from 17%. In dollar terms, EBITDA was US$27 million, a 2% year-over-year decrease.
- Net majority income was Ps.90 million (US$8 million), or a gain per ordinary share of Ps.0.31 (US$0.17 per ADS). This compares with a net majority gain of Ps.33 million (US$3 million) for 1Q03, or a gain per ordinary share of Ps. 0.12 (US$0.06 per ADS).

First Quarter 2004 Earnings Conference Call

Date:	Monday, May 3, 2004
Time:	10:00 AM US EST – 9:00 AM Mexico time
Dial Information:	(706) 634-1333 (International); (800) 344-1005 (from US and Canada)
Passcode:	7110404
Tape Playback:	Starting Monday, May 3, 2004, at 12:00 PM US EST (11:00 AM Mexico time), ending at midnight EST on Friday, May 7, 2004. Dial-in Number: (800) 642-1687 (US & Canada), (706) 645-9291 (International). Confirmation Code: 7110404.

[1] Unless otherwise indicated, all financial and operating data discussed in this announcement are in accordance with Generally Accepted Accounting Principles in Mexico and in constant Mexican pesos as of March 31, 2004. All dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each quarter by the applicable average exchange rate for that quarter.

FIRST QUARTER CONSOLIDATED HIGHLIGHTS

Revenues

Revenues for 1Q04 increase 6% year-over-year to Ps.1,890 million. Sales increased 23% at Metal and Automotive, and declined 4% at Building Materials and 1% at Housewares during the period. On a sequential basis, revenues decreased 5% as a result of declines of 19% and 1% at Building Materials and Housewares, which offset the 15% improvement at Metal and Automotive.

Revenue growth at Metal and Automotive reflected year-over-year increases in US$ terms of 76% year-over-year increase at the Aluminum business following the ramping up of operations of the new EV6 project, and 27% at the Diesel Iron Engine Blocks and Heads business mainly due to increased sales to Caterpillar. Sales were also driven by the ramping up of operations of the new auto parts ductile iron foundry, which began formal production last January and posted a 48% year-over-year revenue increase.

These improvements, more than offset the expected 6% decline in revenues at the Gasoline Iron Engine Blocks and Heads business related to lower forecasted demand, principally from the Big Three. Sales from this business have started to recover driven mainly through increased sales to Chrysler.

The year-over-year decline in Building Materials revenues reflects a 12% drop in revenues at the Bathroom Fixtures business as well as the divestiture of the paint applicator business in July, 2003, which offset the 9% revenue growth at Water Heaters.

For the full year, management expects revenues to improve principally from growth at the Aluminum and Diesel Iron Engine Blocks and Heads business, the ramping up of the new Ductile Iron auto parts foundry and new orders from Chrysler at the Gasoline Iron Engine Blocks and Heads business. Sales are also expected to increase driven by new orders from Toyota which are scheduled to begin during the fourth quarter of the year. Building Materials revenues are also expected to increase, benefiting from the consolidation of the new commercial strategy implemented at the Ceramic Tiles business, higher sales following the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters.

Table 1: Total Sales

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Revenues (Million Pesos)	1,890	1,994	1,785	6%	(5%)
Metal and Automotive	*766*	*668*	*624*	*23%*	*15%*
Building Materials	*860*	*1,058*	*893*	*(4%)*	*(19%)*
Housewares	*265*	*268*	*268*	*(1%)*	*(1%)*
Domestic Sales	958	1,130	999	(4%)	(15%)
Exports	933	864	785	19%	8%
Revenues (Million Dollars)	171	175	158	9%	(2%)
Metal and Automotive	*69*	*59*	*55*	*26%*	*19%*
Building Materials	*78*	*93*	*79*	*(1%)*	*(16%)*
Housewares	*24*	*23*	*24*	*2%*	*3%*
Volume					
Metal and Automotive				*17%*	*27%*
Building Materials				*4%*	*(16%)*
Housewares				*6%*	*4%*

Operating Income (EBIT)

Operating income for 1Q04 declined 18% year-over-year to Ps.131 million. Operating margin dropped to 7%, from 9% in 1Q03. This is explained mainly by:

- Volatility in commodity prices, principally iron scrap and steel prices, which principally impacted the automotive and water heaters businesses;
- A 3.5% increase in salaries of unionized employees;
- Cost overruns at the Diesel Iron Heads and Blocks business in connection with the start up of new contracts;
- The impact of the ramping up of the new Ductile Iron foundry which was operating at 25% capacity utilization during the quarter. Total capacity for this foundry is 50,000 tons;
- Low efficiency levels at the bathroom fixtures business; and
- The impact of the 4% depreciation of the Mexican Peso against the US dollar on cost of imported raw materials as well as on depreciation charges.

On a sequential basis, operating income declined 56%, while operating margin dropped to 7% from 15% in 4Q03. Quarter-over-quarter comparisons are affected by the strong seasonality at the Water Heaters and Ceramic Tiles businesses, given that the fourth quarter is the strongest one in the year.

EBITDA for 1Q04 declined 5% year-over-year to Ps.293 million and 36% quarter-over-quarter. EBITDA margin dropped to 15% from 17% in 1Q03 and 23% in 4Q03.

For the full year, management expects operating results to improve driven mainly by higher capacity utilization from new orders of gasoline and diesel iron heads and blocks, consolidation of both the EV6 aluminum project and the new auto parts foundry; increased sales of ceramics tiles and new value added water heaters. The Company also expects that the cost overruns at the Metal and Automotive business will be resolved during the next quarter.

Table 2: Operating Income and EBITDA

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	131	301	160	(18%)	(56%)
Margin	*7%*	*15%*	*9%*		
Million Dollars	12	26	14	(16%)	(55%)
EBITDA					
Million Pesos	293	457	308	(5%)	(36%)
Margin	*15%*	*23%*	*17%*		
Million Dollars	27	40	27	(2%)	(34%)

Comprehensive Financial Cost (CFC)

Comprehensive financial cost for the quarter was a gain of Ps.31 million, compared with a loss of Ps.96 million for the same period last year. This was mainly due to the

impact of the 0.3% appreciation of the peso against the U.S. Dollar for the quarter, which resulted in a non-cash foreign exchange rate gain of Ps.28 million.

According to Bulletin C-10 issued in 2003 by the Mexican Institute of Public Accountants, it is mandatory for Mexican companies that have contracted commodity swaps to capitalize the difference between the market price and the swap contract price at the end of each reporting period and also record the correspondent income tax as a deferred liability. Although Bulletin C-10 is only mandatory beginning January 1, 2005, management has applied this accounting rule since the fourth quarter of 2003. For this effect, in this quarter the Company recognized a non-cash gain of Ps.119 million in its shareholder's equity and a deferred liability of Ps.59 million.

In previous quarters, the difference between the market price and the swap contract price was recognized within the CFC as a financial gain or loss for the period as mandated by Bulletin C-2 issued in 2002.

On March 4, 2004 the Company executed some Cross Currency Swap Agreements to convert part of the peso denominated debt from the issuance of Certificados Bursátiles, to dollars. According to Bulletin C-10 the mark-to-market from these instruments has to be registered in the CFC (derivative financial instruments). The non-cash charge for the quarter was Ps7 million.

Table 3: Comprehensive Financial Cost

	1Q04	4Q03	1Q03
CFC	(31)	49	96
Financial Expenses	30	28	30
Financial Income	(21)	(12)	(27)
Foreign Exchange Fluctuation	(28)	65	84
Derivative Financial Instruments	7	3	21
Monetary Position Result	(19)	(34)	(13)

Majority Net Income

For the quarter, the Company posted a majority net income of Ps.90 million, or a net income margin of 5%, compared with Ps.33 million, or a net income margin of 2% for 1Q03. EPS for the quarter improved year-over-year to Ps.0.31 from Ps. 0.12 (US$0.17 per ADS against US$0.06, in the same order).

Capital Expenditures

During the quarter, the Company made capital investments for a total of US$24 million. Of these, US$17 million were invested at the new ceramic tiles plant in Chihuahua, US$1.3 million in a new project to supply 4 cylinder heads in aluminum to GM and US$6 in other investments required to finalize the new auto parts foundry and start another project to supply Toyota.

Local Debt Issuance

On March 4, 2004, the Company successfully completed the issuance of three tranches under its Medium Term Note Program (Certificados Bursatiles) in the Mexican market for a total of Ps.2,160 million.

This offering was part of a Ps.3,000 million Program filed with the Comision Nacional Bancaria de Valores in Mexico.

The three issuances were as follows:

The first tranche, for a total of Ps.822.5 million and a term of approximately three years, pays interest of 28-day TIIE days plus 70 basis points and was issued at a price of 99.134591.

The second tranche, for a total of Ps.830.0 million and a term of approximately seven years, pays interest equivalent to 182-day CETES plus 139 basis points and was issued at par value.

The third tranche, for a total of Ps.507.5 million and a term of approximately five years, pays a fixed interest rate of 9.10% per annum.

The three tranches received a local credit rating of "mxAA" by Standard & Poor's, S.A. and "AA(mex)" by Fitch México, S.A. de C.V.

GISSA used the proceeds of this offering to pre-pay in March and April a total of US$215 million dollars of long-term banking debt. After this transaction, the Company improved significantly its debt profile. On a pro-forma basis, considering that the total US$215 million would have been pre-paid as of March 31, 2004, debt to EBITDA would have improved to 1.97x, from 2.73x.

METAL AND AUTOMOTIVE

For 1Q04, Metal and Automotive revenues represented 41% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 increased year-over-year by 23% to Ps766 million driven by strong growth at the Aluminum and Diesel Iron Engine Blocks and Heads businesses, which more than offset the expected 6% decline in volumes at the Gasoline Iron Engine Blocks and Heads business.

Aluminum sales volumes increased 45% year over year driven by ongoing consolidation of GM's EV-6 project, as well as steady demand from existing GEN III castings. The 76% increase in revenues at this business reflected the larger proportion of value added engine blocks related to the GM EV6 project.

Diesel Iron Engine Blocks and Heads sales volumes increased by 38%, as a result of higher sales to Caterpillar US. Revenues also reflect a less favorable product mix.

As anticipated, sales volumes at the Gasoline Iron Blocks and Heads business declined 5%, related to the expected decline in volumes that took place last year. Sales volumes of smaller auto parts, as a result of the formal start up of the new ductile iron foundry, last January, increased by 59% year-over-year, with revenues in up 48% during the same period. Performance at this new foundry was above management's expectations.

Management expects volumes at the Gasoline Iron Engine Blocks and Heads business to continue recovering during the year, driven by production of additional orders from Chrysler, production of new orders from Toyota towards the end of the

year and the ramping up of the new ductile iron foundry. Volumes from the other OEMs are expected to remain flat compared with 2003.

Management also expects revenues to be driven by the ramping up of the new ductile iron foundry, which is estimated to add annual revenues of around US$20 million for the full year. Customers mainly include Tier-1 and Tier-2 OEM suppliers.

At the Diesel Iron Engine Blocks and Head business, management expects a strong increase in volumes in 2004 driven by continued higher sales to Caterpillar and John Deere.

Volumes at the Aluminum Blocks and Head business are expected to continue showing strong growth year-over-year, driven by the consolidation of the EV6 project through increased exports mainly to the US, Canada and Australia.

Table 4: Sales - Metal and Automotive Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Sales (Million Pesos)	766	668	624	23%	15%
Sales (Million Dollars)	69	59	55	26%	19%
*Iron Engine B & H (Gasoline)**	*20*	*18*	*22*	*(6%)*	*14%*
*Aluminum B & H (Gasoline)**	*24*	*22*	*14*	*76%*	*12%*
*Iron Engine B & H (Diesel)**	*19*	*11*	*15*	*27%*	*71%*
*Iron Auto parts**	*5*	*4*	*3*	*48%*	*27%*
Volume					
Iron Engine B & H (Gasoline)				(5%)	6%
Aluminum B & H (Gasoline)				45%	25%
Iron Engine B & H (Diesel)				38%	66%
Iron Auto parts				59%	27%

* Figures expressed in US$, as 100% of total sales of this division are US$ denominated.

Operating Income, EBITDA and Margin

Operating income and EBITDA declined to Ps.0 million from Ps.25 million in 1Q03 and Ps.40 million in 4Q03. Operating margin for the quarter was 0%, from 4% in 1Q03 and 6% in 4Q03. The decline in operating income is explained by:

- Volatility in commodity prices, principally iron scrap which rose by 50%;
- A 3.5% increase in salaries of unionized employees;
- Cost overruns at the Diesel Iron Heads and Blocks business in connection with the start up of the new contract with Caterpillar;
- Low fixed and semi-fixed cost absorption as the new auto parts foundry is beginning to ramp up; and
- Higher depreciation originated from the new auto parts foundry.

EBITDA for the quarter was Ps.85 million, a decline of 8% from Ps.92 million in 1Q03 and of 28% from Ps.117 million in 4Q03. EBITDA margin declined to 11% from 15% year-over-year.

For the full year, management believes operating income is likely to show a continued improvement driven by higher sales at the Aluminum and Diesel Iron Engine Blocks and Head businesses, as well as new Gasoline Engine Blocks and Heads orders and the ramping up of the auto parts plant which started formal production last January. Operating income is also expected to benefits from the ongoing reorganization and cost control program.

Table 5: Operating Income and EBITDA - Metal and Automotive Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	0	40	25	N/A	N/A
Margin	*0%*	*6%*	*4%*		
Million Dollars	0	4	2	N/A	N/A
EBITDA					
Million Pesos	85	117	92	*(8%)*	(28%)
Margin	*11%*	*18%*	*15%*		
Million Dollars	8	10	8	*(5%)*	(25%)

BUILDING MATERIALS

For 1Q04, Building Materials revenues represented 45% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 were Ps.860 million, a 4% year-over-year decline. Excluding the divestiture of the paint application business in July 2003, sales would have remained flat.

Year-over-year, Ceramic Tiles sales declined 1% and Bathroom fixtures by 12%, while while Water Heaters sales increased by 9%. On a secquential basis, revenues fell by 19%, with declines in all three businesses.

Ceramic Tiles volumes, however, increased by 3% while sales declined by 1%. This was mainlty due to increased activity at the new low-end housing market in Mexico, which resulted in an unfavorable product mix. In addition, during 4Q03, the Company launched a new commercial strategy at the Ceramic Tiles business, which included an average price increase of 4.5%. Sales for the quarter also reflect the gradual consolidation of this new commercial strategy.

Sales volumes at the Water Heaters business increased 7% year-over-year, but declined 47% quarter-over-quarter. The year-over-year improvement in sales volumes reflects new product launches. While the launch of new higher-margin, value added products resulted in a higher average selling price for the quarter, this possitive effect was partially mitigated by higher proportional sales of lower-end products. The 41% quarter-over-quarter decline in revenues resulted from lower sales volumes in the month of March, following a 10% price increase to absorb higher raw material costs.

Bathroom fixtures revenues declined 12% year-over-year due to a combination of three factors: lower exports, the end of the life-cycle of one of the models, and an unfavorable product mix in the local market..

For the full year, management expects continued sales growth driven by the Federal housing program as well as through increased exports to the US, both at Ceramic Tiles and Water Heaters. Sales are also expected to benefit from the new commercial strategy implemented at the Ceramic Tiles business.

Table 6: Sales - Building Materials Division

	1Q04	4Q03	1Q03	YoY % Chg	QoQ % Chg
Sales (Million Pesos)	860	1,058	893	(4%)	(19%)
*Ceramic Tiles**	*481*	*509*	*486*	*(1%)*	*(5%)*
*Water Heaters**	*196*	*334*	*181*	*9%*	*(41%)*
*Bathroom Fixtures**	*129*	*166*	*147*	*(12%)*	*(22%)*
Volume					
Ceramic Tiles				3%	*(4%)*
Water Heaters				7%	*(47%)*
Bathroom Fixtures				2%	*(13%)*

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 83% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 1Q04 declined 11% to Ps.98 million. Operating margin dropped to 11%, from 12% for 1Q03. Quarter-over-quarter, operating income decreased 59%, with operating margin down from 22%.

The year-over-year decline in operating income resulted principally from:

- A 3.5% increase in salaries of unionized employees;
- A 60% year over year increase in steel prices, negatively impacting the Water Heaters business;
- Low efficiency levels at the bathroom fixtures business;
- Higher cost of imported raw materials resulting from the 4% depreciation of the Mexican Peso against the US dollar; and
- Depreciation related to the new Ceramic Tiles plants, which were affected by the exchange rate fluctuations between the Euro-US$ dollar and Peso-US$ dollar.

EBITDA for the quarter declined year-over-year by 7%, while EBITDA margin remained unchanged at 19%. On a sequential basis, EBITDA was down 46% and EBITDA margin dropped from 28%.

For the full year, management expects operating income to improve driven by increased sales, the reorganization and cost cutting program. Year-over-year comparisons should benefit from the fact that all ceramic tiles will be produced at the new, more efficient ceramic plants. In addition, sales are expected to benefit from the expected stable pricing environment, the positive seasonality at the Water Heaters business, the likely increase in Calorex orders from the development of new distributors, and higher ceramic tiles sales as a result of the new commercial strategy. These expectations take into consideration increased domestic demand, as well as

growth in exports. Operating income is also expected to benefit from quality improvement measures at Bathroom Fixtures.

Table 7: Operating Income and EBITDA - Building Materials Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	98	237	110	(11%)	(59%)
Margin	*11%*	*22%*	*12%*		
Million Dollars	9	21	10	(8%)	(57%)
EBITDA					
Million Pesos	161	297	173	(7%)	(46%)
Margin	*19%*	*28%*	*19%*		
Million Dollars	15	26	15	(4%)	(44%)

HOUSEWARES

For 1Q04, Housewares revenues represented 14% of the Company's consolidated net sales.

Revenues

Revenues for 1Q04 decreased year-over-year 1% to Ps.265 million reflecting a weak pricing environment. Average prices at the Kitchenware business declined 5% year-over-year.

For the full year, management expects sales to remain stable the Kitchenware business is expected to grow in line with the Mexican economy, while the Tableware business continues to partially outsource from China, thus reducing pricing pressures.

Table 8: Sales - Housewares Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Sales (Million Pesos)	265	268	268	(1%)	(1%)
*Kitchenware Products**	*194*	*182*	*192*	1%	7%
*Tableware Products**	*69*	*81*	*69*	(1%)	(15%)
Volume					
Kitchenware Products				8%	10%
Tableware Products				1%	(12%)

* Figures expressed in Mexican Pesos, as sales to the domestic market represent approximately 92% of total sales of this division.

Operating Income, EBITDA and Margins

Operating income for 1Q04 increased year-over-year by 33% to Ps.34 million. Operating margin for the quarter was up to 13% from 9% in 1Q03. The year-over-year improvement in EBIT is a result of the overall reorganization and cost control

measures introduced at the beginning of 3Q03 as well as a favorable negotiation with the union at the Kitchenware business. In addition, the increase in sales volume for the quarter allowed the Company to better absorb its fixed and semi-fixed costs.

EBITDA for the quarter was Ps.47 million, a 9% year-over-year increase. EBITDA margin was up to 18% from 16% for 1Q03.

For the full year, management expects operating margins to remain stable or increase slightly as a result of the reorganization and cost control program currently being implemented and higher margins derived from increased outsourcing, particularly from Asia.

Table 9: Operating Income and EBITDA - Housewares Division

	1Q04	4Q03	1Q03	YoY % Change	QoQ % Change
Operating Income					
Million Pesos	34	25	25	33%	37%
Margin	*13%*	*9%*	*9%*		
Million Dollars	3	2	2	37%	41%
EBITDA					
Million Pesos	47	43	43	9%	10%
Margin	*18%*	*16%*	*16%*		
Million Dollars	4	4	4	12%	14%

ABOUT GRUPO INDUSTRIAL SALTILLO

Grupo Industrial Saltillo, S.A. de C.V. is one of Mexico's leading industrial companies. The Company operates in three industry segments with combined annual revenues of US$637 million for fiscal year 2003, and EBITDA of US$112 million, representing a margin of 18% percent. The Metal and Automotive segment operates the world's largest non-captive cast iron foundry and includes the Cifunsa, Cifunsa Diesel, Castech, and Ditemsa plants. The Building Products segment includes the production of ceramic tiles through Vitromex, the water heater operations through Calorex and Calentadores Cinsa, as well as the production of bathroom fixtures through Saint Thomas. The Housewares segment includes the production of kitchen- and tableware.

This press release contains forward-looking statements, which are subject to risks, and uncertainties that could cause the Company's actual results to differ materially from management's current expectations. Those risks and uncertainties include, without limitation: new product development and commercialization; demand and acceptance for the Company's products; competitive products and pricing; economic conditions in the Company's product and geographic markets and foreign currency fluctuation.

Contacts:

GISSA
Felipe Mellado, Corporate General Director
Tel.: 011-52-844-411-1030
E-mail: fmellado@gis.com.mx

Héctor Zamorano, Corporate Finance Director
Tel.: 011-52-844-411-1040
E-mail: zamorano@gis.com.mx

Roberto González, Finance Manager
Tel.: 011-52-844-411-1049
E-mail: rgonzalez@gis.com.mx

Breakstone&Ruth International
Susan Borinelli
Tel.: 646-536-7018
E-mail: sborinelli@breakstoneruth.com

Jessica Anderson
Tel.: 646-536-7002
E-mail: janderson@breakstoneruth.com

FINANCIAL TABLES TO FOLLOW

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights
(Using Mexican GAAP, in millions of constant pesos as of March 31, 2004)

	As of March 31,	
	2004	**2003**
ASSETS		
Current		
Cash and temporary investments	1,812	1,331
Trade receivables, net	1,645	1,362
Other receivables	421	206
Inventories	811	668
Other assets	10	18
Property, Plant and Equipment	**6,090**	**5,744**
Other Assets	**807**	**841**
TOTAL ASSETS	**11,594**	**10,170**
LIABILITIES		
Current		
Short term debt	85	104
Current portion of long term debt	307	84
Suppliers	795	511
Other liabilities (Income tax, EPS, and others)	819	676
Long term		
Long term debt	3,051	2,691
Deferred taxes	761	468
Long term sundry creditors	231	276
Stockholders' Equity	**5,545**	**5,359**
Total Liabilities and Stockholders' Equity	**11,594**	**10,170**

Financial Structure

	First Quarter	
	2004	**2003**
Net Debt	1,631	1,548
Cash Position	1,812	1,331
EBITDA/Interest Expense[1]	11x	11x
Debt to EBITDA[2]	2.73	2.09

[1] Trailing twelve months EBITDA to trailing twelve months interest expense.
[2] Debt to twelve months EBITDA.

Grupo Industrial Saltillo, S.A. De C.V.
Unaudited Consolidated Financial Highlights

(Using Mexican GAAP, All numbers, except EPS in millions of constant pesos as of March 31, 2004)

INCOME STATEMENT	Three-Month Period Ended March 31		
	2004	2003	% Change
Net Sales	**1,890**	**1,785**	**6%**
Metal Mechanical Division	766	624	23%
Building Materials Division	860	893	(4%)
Housewares Division	265	268	(1%)
Cost of Sales	1,508	1,377	10%
Operating expenses	251	248	1%
Operating income	**131**	**160**	**(18%)**
Metal Mechanical Division	0	25	NA
Building Materials Division	98	110	(11%)
Housewares Division	34	25	33%
EBITDA	**293**	**308**	**(5%)**
Metal Mechanical Division	85	92	(8%)
Building Materials Division	161	173	(7%)
Housewares Division	47	43	9%
Comprehensive Financial Cost	**(31)**	**96**	
Financial expenses	30	30	
Financial income	(21)	(27)	
Foreign exchange fluctuation	(28)	84	
Derivatives	7	21	
Monetary gains	(19)	(13)	
Other Expenses, Net	2	11	
Income Tax	51	18	
Employees' profit sharing	9	3	
Net Income	**102**	**32**	**221%**
Minority Interest	12	(1)	NA
Net Income of Majority Interest	**90**	**33**	**175%**
Net Income per Share	0.31	0.12	173%
Net Income per ADS	1.89	0.69	173%
Operating cash flow per share	1.03	1.08	(5%)
Operating cash flow per ADS	6.15	6.51	(5%)
# of Shares Outstanding	285,700	283,766	

MARGINS	Three Month Period Ended December 31	
	2003	2002
Operating Margin	**7%**	**9%**
Metal Mechanical Division	*0%*	*4%*
Building Materials Division	*11%*	*12%*
Housewares Division	*13%*	*9%*
EBITDA Margin	**15%**	**17%**
Metal Mechanical Division	*11%*	*15%*
Building Materials Division	*19%*	*19%*
Housewares Division	*18%*	*16%*
Net Income Margin	**5%**	**2%**